

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via E-mail
David A. Rosa
Chief Executive Officer
Sunshine Heart, Inc.
12988 Valley View Road
Eden Prairie, MN 55344

> **Re:** **Sunshine Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 17, 2012**
> **File No. 333-182727**

Dear Mr. Rosa:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note you have not included the number of shares of common stock to be offered. Please note that this is not information which you can exclude from your registration statement in reliance on Securities Act Rule 430A. Refer to Compliance and Disclosure Interpretation (Securities Act Rules) 227.02. Please revise your prospectus to include this information.

2. We note your disclosure that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please revise your prospectus to state your election under Section 107(b) of the JOBS Act:

    *   if you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- if you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Also, please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Graphics

3.   Please remove any depictions of products from which you have not derived a material amount of sales. To the extent that you have derived a material amount of sales from the depicted product please:

- tell us whether the depicted product is a prototype or if you could currently sell that product as depicted. If any aspects of your device, such as the driver, are not available in the form factor depicted, please make that clear; and

- revise your graphics to indicate, if true, that your product is in the development stage and has not received FDA approval.

Prospectus Summary

4.   We note your disclosure that you are pursuing necessary regulatory approvals in the United States and Europe. We also note your recent press releases regarding the completion of a two year follow-up of one patient from your feasibility trial and the receipt of CE Mark approval in Europe. Please revise your disclosure as appropriate.

5.   Your disclosure appears to indicate that your extra-aortic approach may have competitive advantages over existing intra-aortic methods of pumping assistance in that your product does not come into contact with the patient's blood thereby avoiding clotting issues and ongoing treatment with anti-coagulants. Given that the novel aspect of your product is that it comes into direct contact with the aorta, please balance your disclosure with any possible risks associated with your product physically coming into contact with and pumping the aorta, such as aortic aneurisms, tears or dissections, or clot or plaque displacements, etc., which could be caused by your product. As appropriate, please also revise your risk factors.

6.   It appears that the insertion of your device would require surgery under general anesthesia whereas other competing products could be done in a catheterization laboratory with local anesthesia. If true, please balance your disclosure with the advantages and disadvantages of your products versus those of your competitors in terms of the insertion and removal of your product versus those of your competitors. As appropriate, please also revise your risk factors.

7.   Please tell us whether you have any information about your financial position or results during your last completed quarter that would be material to your investors. Also, update your response to this comment as of the date you request that the registration statement be declared effective.

Clinical Development, page 4

8.   We note the disclosure in your charts in this section. Please revise or add textual disclosure that describes in clear every day terms what the information presented in the charts should mean to an investor who may be unfamiliar with this type of statistical presentation.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

David A. Rosa
Sunshine Heart, Inc.
July 27, 2012
Page 4

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc: Jonathan R. Zimmerman, Esq.
        Matthew R. Kuhn, Esq.
        Faegre Baker Daniels LLP